Clinuvel Pharmaceuticals Limited

July 15, 2026

Via EDGAR

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Vanessa Robertson
Bonnie Baynes Joe McCann Lauren Sprague Hamill

Re:	Clinuvel Pharmaceuticals Limited
Registration Statement on Form 20-F
File No. 001-43353

Ladies and Gentlemen:

Pursuant to Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended, Clinuvel Pharmaceuticals Limited (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form 20-F (File No. 001-43353) to become effective at 4:00 p.m. Eastern time on July 17, 2024, or as soon thereafter as practicable, or at such later time as the Registrant or its counsel may orally request by telephone call to the staff of the Commission.

Very truly yours,

Clinuvel Pharmaceuticals Limited

By:	/s/ Philippe Wolgen
Name:	Philippe Wolgen
Title:	Managing Director and Chief Executive Officer